Schedule 13D

CUSIP No. Y2685T115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,633,679 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,633,679 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,633,679 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,537,648

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,537,648

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,648 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 4.8% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,005,475

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,005,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,475(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 1.4% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,094,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,094,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,094,961(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 5.6% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,633,679 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,633,679 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,633,679 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which also may be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D

CUSIP No. Y2685T115

AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, Amendment No. 3 thereto filed on May 13, 2016, and Amendment No. 4 thereto filed on June 8, 2016 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On June 29, 2016, the Funds entered into an amendment to the Commitment Letter extending the obligations under the Commitment Letter from June 30, 2016 until September 30, 2016. As described in Amendment No. 4 to the Schedule 13D, other stakeholders of the Issuer separately have delivered commitment letters to the Issuer. The entry into and extension of the Commitment Letter and the filing and contents of this Schedule 13D shall not be construed as an admission that any Reporting Person, for any purpose, is a member of a group with any such stakeholder, or any other person, or that the Reporting Persons beneficially own any shares of Common Stock beneficially owned by any other stakeholder, or any other person.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided above in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 6.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit D                                             Amendment to Equity Financing Commitment Letter, dated as of June 29, 2016, from Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund II, L.P., Strategic Value Special Situations Master Fund III, L.P., and Strategic Value Opportunities Fund, L.P. to Genco Shipping and Trading Limited.

Schedule 13D

CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

Exhibit D

Amendment to Equity Commitment Letter

June 29, 2016

Genco Shipping & Trading Limited

299 Park Avenue, 12th Floor

New York, NY 10171

Re: Extension of Equity Financing Commitment

Gentlemen:

Reference is made to the Equity Commitment Letter by and among Genco Shipping & Trading Limited, a Marshall Islands corporation and the other entities listed in the signature blocks below dated as of June 8, 2016 (the “Agreement”).  The Agreement is hereby amended by substituting “September 30, 2016” for “June 30, 2016” in Section 2 thereof.  Except as expressly amended hereby, the Agreement remains in full force and effect.

If this amendment to the Agreement is agreeable to you, please so indicate by signing in the space indicated below.

Very truly yours,

STRATEGIC VALUE MASTER FUND, LTD.
By: Strategic Value Partners, LLC, its Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Fund Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND II, L.P.
By: SVP Special Situations II, LLC, its Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Fund Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND III, L.P.
By: SVP Special Situations III, LLC, its Investment Manager

		By:	/s/ James Dougherty
		Name:	James Dougherty
		Title:	Fund Chief Financial Officer

STRATEGIC VALUE OPPORTUNITIES FUND, L.P.
By: SVP Special Situations III-A, LLC, its Investment Manager

		By:	/s/ James Dougherty
		Name:	James Dougherty
		Title:	Fund Chief Financial Officer

Accepted and agreed as of the date first set forth above:

GENCO SHIPPING & TRADING LIMITED

By:	/s/ Apostolos Zafolias
Name:	Apostolos Zafolias
Title:	Chief Financial Officer

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